                                     BIOVAIL


                           CORPORATION INTERNATIONAL


                             [GROWTH ILLUSTRATION}


                               1998 ANNUAL REPORT

Biovail Corporation International is a pharmaceutical company employing proprietary drug delivery technologies to develop branded and generic controlled-release once-daily tablet and capsule formulations to treat chronic conditions. As a fully integrated company, Biovail engages in all stages of product development including formulation development, laboratory investigation, clinical testing, regulatory filing and manufacturing.

         Biovail products are sold in more than 55 countries through licensing agreements and partnerships with some of the world's leading pharmaceutical companies, as well as through its own Canadian sales and marketing division, Crystaal. Biovail's contract research division provides clinical and laboratory services to third party pharmaceutical companies, as well as the parent organization.


                     TABLE OF CONTENTS

      Letter to shareholders                           3

      OPPORTUNITY + PROVEN ABILITY = GROWTH
      Biovail's technology foundation                  7
      The well patient                                 8
      The market and the pipeline                     10
      The vision behind Biovail's pipeline            12

      Management's discussion and analysis            17
      Financial statements and notes                  24

                                     GROWTH

OPPORTUNITY

The advanced drug delivery sector is growing at 17% a year - almost double the pace of the pharmaceutical industry itself. The opportunities are vast and Biovail has been selective in identifying its development pipeline products, initiating product projects only for those opportunities providing the best potential for continued growth. The pipeline includes 16 branded and generic products with annual brand revenues of more than $6 billion a year.

PROVEN ABILITY

Biovail has the proven ability, resources and strategies to capture a significant share of its target markets. Distinguished by our technology, we have laid a foundation of state-of-the art research and development capabilities, manufacturing capacity and marketing skills that will allow us to achieve our goal: To be a leading producer of branded drugs before 2005.


1 | BIOVAIL CORPORATION INTERNATIONAL

December 31
($ in U.S. thousands except percentage and per        1998           1997            1996
share data)                                       -----------    -----------    ------------

      Revenue                                     $   112,836    $    82,379    $     66,430
      Research and development expenditures            17,490         14,386          10,901
      % of revenues                                      15.5%          17.5%           16.4%
      Operating income                                 49,145         37,533          23,606
      % of revenues                                      43.6%          45.6%           35.5%
      Net income                                       45,419         35,241          23,284
      % of revenues                                      40.3%          42.8%           35.1%
      Earnings per share                          $      1.70    $      1.38    $       0.92
      Cash flow per share                         $      1.99    $      0.17    $      (0.22)
      Weighted average shares outstanding          26,641,000     25,606,000      25,378,000
      Number of employees                                 489            377             315



      Cash                                        $    78,279    $     8,275    $      4,526
      Working capital                                 115,324         47,663           9,606
      Total assets                                    199,919         93,739          58,606
      Long term debt                                  126,182          2,960           4,670
      Shareholders equity                         $    50,677    $    75,458    $     38,946

                                    [GRAPHS]


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


LETTER TO SHAREHOLDERS

Dear fellow shareholders,

The past five years have been dedicated to building the foundation of a fully-integrated world-class pharmaceutical company. The marketing approval and subsequent demand for Tiazac(R) is compelling evidence of the company's ability to identify, develop, gain approval for its products, and select strong marketing partners. Biovail's significant generic pipeline, with seven drugs waiting approval by the U.S. Food and Drug Administration ("FDA"), validates the company's technology and further proves the scientific strength and flexibility of the organization.

     Since the launch of Tiazac(R) in early 1996, Biovail's revenues have grown to $112.8 million in 1998 from $82.5 million in 1997 and only $19.5 million in 1995. Our earnings per share have also climbed - to $1.70 in 1998 from only $0.23 in 1995.

     Our performance has been outstanding and we believe Biovail is well positioned to take advantage of opportunities that will be presented by the global pharmaceuticals market over the next few years.


THE REASONS BEHIND OUR CONFIDENCE

During 1998, Biovail met virtually every milestone and target which we established for ourselves and our partners. Although the timing of the release of our generic version of Cardizem CD remains clouded by unrelated third party litigation, we hope to be able to bring this product to market in the near future and begin to capture our share of the almost $700 million in annual sales of the Cardizem CD brand. The balance of the company's generic product pipeline, which targets such brands as Adalat CC and Procardia XL, continues to progress through the FDA's approval process - with expected approvals over the next 18 months.

[PHOTO}

EUGENE N. MELNYK
Chairman of the Board


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LETTER TO SHAREHOLDERS

   1998 has provided several other confidence builders:

o In Canada, Tiazac(R) was approved for Ontario drug benefit formulary listing. This gives Tiazac(R) universal market access in Canada's most populous province. Absence of this listing had restricted market penetration and caused Biovail to rely on other regions to provide the expected growth of Tiazac(R) sales in Canada. The listing opened Ontario's entire $52 million once-daily diltiazem opportunity to Biovail.

o Growth of Tiazac(R) sales in the U.S. continue with the approval by the FDA of a new 420 milligram dosage. We now have six strengths approved for Tiazac(R) compared to four for Cardizem CD and three for Dilacor XR, our key competition.

o We met all of the formulation and product development milestones established under our agreement with our U.S. generic marketing partner Teva Pharmaceuticals and thereby received the balance of all fees due Biovail under this 1997 agreement.

o We raised U.S. $125 million through a senior note offering, $30 million was attributed to retiring existing debt. We plan to use a portion to expand our manufacturing capacity in Manitoba and Puerto Rico. Another important use of the funds raised will be to pursue strategic acquisitions of new technologies and product opportunities.

o Crystaal, Biovail's Canadian sales and marketing division, concluded six in-licensing agreements to market a broad range of products including Retavase, a fibrinolytic product used for heart attack patients; D-methylphenidate, employed in the treatment of attention deficit disorders;Corlopam, used for the in-hospital management of acute hypertension;and Brexidol, used for the relief of mild to severe pain resulting from sports injuries and dysmenorrhea.

o The development of formulations for the Intelligent Polymers Limited pipeline of branded products is on schedule. The brand sales of these products in their current multiple dose form have increased significantly, doubling to $2.8 billion a year from $1.4 billion when they were selected for the portfolio. This improves an already exciting opportunity by almost 100% in one year.


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


THE FOUR-STAGE GROWTH PLATFORM


[GRAPHIC]


Biovail is building upon the royalties which it earns from contract research conducted over the past 20 years to become a leading developer and manufacturer of brand-name medications. To leverage its expertise and maintain earnings momentum during the transition, it will develop and manufacture a portfolio of generic products.

o Biovail's Contract Research division is working on a record amount of contracted research for pharmaceutical companies from around the world. This third-party work, along with the fees received from Intelligent Polymers, increased revenues for contract research to $32 million in 1998, compared to $19.6 million in 1997.

   These accomplishments and events place Biovail on schedule to meet our expectations in all areas of our business.


OUR RISKS AND CHALLENGES

Although we are not involved in the discovery of novel drugs and, consequently, not exposed to the extraordinary costs or risks which are inherent in that segment of the


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


industry, our competitive and regulatory environment is complex, especially in the generic segment. The situation surrounding the approval of our generic formulation of Cardizem CD is unusual but it makes it impossible to ignore the fact that we face challenges in successfully implementing our plans within certain time lines.

     In the branded segment of our business, the establishment of Intelligent Polymers has helped the company minimize the development cost risks for those projects. However, speed remains critical in the development of formulations and the completion of their New Drug Application filings with the FDA.

OUTLOOK

At the end of 1998, the company had seven generic products on file at the FDA awaiting approval. On average, the FDA requires about two years to approve these types of applications. Therefore, we anticipate that as many as four of these significant product opportunities should gain market approval during 1999 and early 2000.

     The branded product pipeline is maturing well with individual products being on or ahead of plan. We believe that at least two products will enter safety and efficacy trials this year both in Canada and the United States.

     Our accomplishments in the past year are significant and could not have been achieved without the hard work and dedication of all of our employees. Every location and discipline within the company has contributed significantly to the success we enjoy. We look forward to another tremendous year as our strategies are implemented and the ensuing success unfolds.

(signed) Eugene N. Melnyk


EUGENE N. MELNYK

Chairman of the Board

May 14, 1999


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OPPORTUNITY + PROVEN ABILITY = GROWTH


BIOVAIL'S TECHNOLOGY FOUNDATION

BIOVAIL HAS BEEN BUILT AROUND PROPRIETARY ADVANCED ORAL CONTROLLED-RELEASE technologies which are used to produce improved versions of existing drugs. Most drugs which are taken orally release into the blood stream as soon as the dose is swallowed by the patient. In this circumstance, the concentration of the drug in the blood stream peaks rapidly, then gradually diminishes until another dose must be taken - usually after three or four hours.

     Biovail controlled-release products, however, are taken only once a day. Unlike regular medications, the application of our proprietary pharmaceutical science causes the medication to be absorbed smoothly over a 24-hour period after it is taken.

     Biovail develops both generic versions of branded controlled-release products and branded controlled-release versions of immediate-release drugs. In 1998, we had 13 products on the market, including 11 developed under research sponsored by pharmaceutical companies in the United States and Europe. Sold under license in 55 countries, sales of these products are approximately $350 million a year. From this activity, Biovail receives annual royalties.

         Completing the total of 13 products are Tiazac(R), an extended release once-daily version of the calcium channel blocker diltiazem first marketed in early 1996, and the company's controlled-release generic version of Trental, a product used to treat peripheral vascular disease. Biovail's generic version of Trental was launched in the fall of 1998. These two products represent the first that Biovail selected, developed and steered through the legal and approval process to market.

         Biovail is one of a few companies with the expertise to prosper in the oral controlled-release pharmaceutical niche. We have been conducting oral controlled-release research since 1977 and have overcome the inherent difficulties in achieving an effective controlled-release profile, a challenge which makes it difficult for competitors to enter our market.


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OPPORTUNITY + PROVEN ABILITY = GROWTH


THE WELL PATIENT

THE MOST SIGNIFICANT BENEFIT OF CONTROLLED-RELEASE DELIVERY IS A WELL PATIENT. Immediate-release drugs must be taken as often as four or five times a day to maintain an effective concentration of the drug substance in the blood stream. It is inconvenient and patients tend to forget, or choose not to, take their medication occasionally.

         Even when taken regularly, the immediate-release form of the drug often results in periods of time throughout the day when the patient has either too much medication in his or her blood, which can cause side effects, or too little, which makes it ineffective in controlling symptoms.

The advantages of controlled-release products are clear:

o improved effectiveness. The medication is released slowly and predictably into the blood stream, avoiding both the immediate release of too much drug accompanied by a rapid decline in drug concentration leading to side effects and reoccurrence of symptoms.

o improved patient compliance. Its once-a-day ease of use makes the patient far less likely to miss a dose.

o preferred by patients, physicians and the insurance administrators or companies which pay for the medication.


[PHOTO]


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


THE IMPACT OF BIOVAIL'S CONTROLLED-RELEASE TECHNOLOGY

                                    [GRAPH]


Our technologies allow oral medications to be slowly released into the individual's blood stream, usually over 24 hours, improving the effectiveness of the drug while reducing unwanted side effects and making it possible for the drug to be taken as seldom as once a day.

Biovail has been conducting advanced drug delivery research since 1977. The technologies which we have developed overcome the inherent difficulties in achieving an effective controlled-release profile, a challenge which makes it difficult for competitors to enter our market.

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OPPORTUNITY + PROVENABILITY = GROWTH

THE MARKET AND THE PIPELINE

OVER THE PAST DECADE, THE RACE TO PROVIDE BETTER SOLUTIONS FOR THE MEDICAL challenges of today has created phenomenal growth in the pharmaceutical industry. In the United States, revenues for the industry climbed to $85 billion in 1998 - and annual growth rates of 9% are expected to continue into 2001. As impressive as this growth is, the annual growth rate for oral controlled-release drugs is climbing to 17% a year, almost double that of the pharmaceutical industry.

     Although this is caused in part by the development of more effective technologies which produce the advanced oral delivery of drugs, there is also an unusual number of product patents expiring. We have found close to 60 major branded controlled-release drugs with patents close to expiration. These medications have sales of $8 billion to $9 billion a year or 10% of the revenues of all prescription drugs sold in the U.S. The patents on 40 of these drugs have expired - yet generic versions have been created for only seven. Almost all of the 60 brands will be off-patent by 2000.

     Concomitant to our generic developments, we have targeted the fastest growing segments of the pharmaceutical industry to identify those immediate-release drugs which offer the best market potential for controlled-release versions.

     Only the most promising drugs have been selected for our development pipeline - 11 generic and 5 branded products.

     The treatment of angina and hypertension remain at the heart of our generic pipeline but our branded product stream is concentrated in five high growth segments:non-narcotic analgesics, anti-depressants, anti-convulsants, central nervous system (CNS) disorders and diabetes.

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




STRONG PRODUCT PIPELINE DRIVING EARNINGS GROWTH


GENERIC PRODUCTS                  INDICATION            U.S. MARKET                    STAGE OF DEVELOPMENT
                                                        ($ MILLION)     PRE-FORMULATION    BIOEQUIVALENCE    ANDA FILING
Diltiazem
Cardizem CD                    Angina,  hypertension        696
Cardizem SR                    Angina,  hypertension         31
Dilacor XR                     Angina,  hypertension        136
Verapamil - Verelan            Angina,  hypertension         93
Nifedipine - Procardia XL      Angina,  hypertension        637
Nifedipine - Adalat CC         Angina,  hypertension        357
Diclofenac - Voltaren XR       Arthritis                    112
4 products to file             Chronic disease             1000

BRANDED PRODUCTS                    INDICATION               U.S. MARKET
                                                             ($ MILLION)
Metformin - Glucophage              Diabetes                     727
Bupropion - Wellbutrin/Zyban        Depression,
                                    smoking cessation            656
Buspirone - Buspar                  Anxiety,  depression         464
Gabapentin - Neurontin              Epilepsy                     430
Tramadol - Ultram                   Chronic pain                 384

As many as four of Biovail's generic products could gain market approval during 1999 and 2000. The branded product pipeline is also maturing well. It is possible two products will enter clinical trials by late 1999 or early 2000.

Our challenge doesn't end in the laboratory. It extends to the market place. In the past two years, we have built a Canadian sales team of more than 60 people - and developed partnerships with companies including Teva
Pharmaceuticals and Forest Laboratories - to meet the market place challenges.


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OPPORTUNITY + PROVENABILITY = GROWTH

THE VISION BEHIND BIOVAIL'S PIPELINE

DURING THE RESEARCH AND DEVELOPMENT OF NEW DRUGS, THE TRADITIONAL pharmaceutical industry tends to overlook improved drug delivery in the rush to bring its products to market. In an industry where being first-to-market brings substantial competitive advantages, losing the time to develop and seek approval of an advanced drug delivery formulation - better ways to deliver the molecule to the patient's blood stream - could seriously damage a drug's long-term revenue stream.

     The development of these platforms and their application to drug products is where Biovail has established its business and reputation. In fact, there are two approval processes;the new drug application
(NDA) for branded drugs and the abbreviated new drug application
(ANDA) for generic drugs, Biovail has significant experience with both of these approval processes.

MAINTAINING EARNINGS MOMENTUM WITH GENERIC PRODUCTS

Under the NDA process, Biovail must prove both the safety and efficacy of its drug products. It's a lengthy and expensive process which can cost $10 million or more and take up to three years. In the ANDA process, the drug product is deemed safe and effective. Biovail must simply prove that its generic version is bioequivalent to the original brand. Although made complicated by litigation risks, the cost of developing an ANDA drug is closer to $2 million and it will take approximately two years once filed to gain marketing approval.


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




COMPARING GENERIC AND BRANDED PRODUCTS



GENERIC (ANDA) PRODUCTS                                                      BRANDED (NDA) PRODUCTS
                                                         DEVELOPMENT
o Safety and efficacy proven by the original brand.                          o Safety and efficacy must be proven
  Biovail must prove bioequivalence only.                                      by Biovail.
o Cost: $2 million +                                                         o Cost: $10 million +
o Time: 1 year +                                                             o Time: 3 years +

                                                       REVENUE PROFILE
o Rapid revenue uptake                                                       o Sustainable revenue
o Shorter life span                                                          o Longer life span
o Intense price competition leading to tight margins                         o Lucrative and sustainable margins

                                                       TARGET AUDIENCE
o Pharmacists                                                                o Physicians
o Sold by corporate partners to pharmacists.                                 o Promoted directly by Crystaal and corporate
  These partners must be able to offer a                                       partners to physicians concerned about
  breadth of products at a competitive price                                   therapeutic effectiveness
o Pharmacists dispense generic medications                                   o Physicians prescribe the medications
  in place of the branded medications prescribed                               for their patients
  by the physician

THE CRYSTAAL PORTFOLIO



PRODUCT            CORPORATE          INDICATION             MILESTONES
                   PARTNER
Tiazac             Biovail            Angina,  hypertension  Marketed June,  1997
Celexa             H-Lundbeck         Depression             Marketed April, 1999
Retavase           Centocor           Myocardia infarction   Marketed Dec. ,  1998
Brexidol           Chiesi             Mild to severe pain,
                                      dysmenorrhea           Marketed April,  1999
D-methylphenidate  Celgene            Attention deficit
                                      disorders              TPP filing Q-4,  1999
Corlopam           Elan               Hypertension           TPP filing Q-3,  1999

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


OPPORTUNITY + PROVEN ABILITY = GROWTH

     There are also significant differences in the marketing audience for generic and branded drugs. Branded drugs are marketed to individual physicians who must be convinced that a product will be more effective in treating patients than those which the doctor is already prescribing. Generic drugs are marketed to pharmacists who will substitute the less expensive generic for the prescribed branded drug.

     The result is rapid returns and revenue growth for generic products due to the short development time frame, lower development costs, and quick acceptance by the market. By undertaking the entire development process at Biovail, we maintain the manufacturing rights
- and earn the manufacturing revenues - and receive a significant share of the profits from sales.

     We expect that the marketing of our controlled-release generic products over the next two years will enhance our earnings growth as we move the core of our business into the development and manufacture of branded pharmaceuticals.

BECOMING A LEADING DEVELOPER OF BRANDED PRODUCTS

Concentrating on manufacturing and marketing generic products over the next few years will drive Biovail's earnings growth, but it is an interim step for us. The market environment in which generic products compete is intense. Capturing market share rests upon price alone, which inevitably reduces profitability. Finally, generic products are vulnerable to competition as pharmacists quickly switch to the least expensive product.

     Earnings from branded products, on the other hand, are not only stable, but higher than those earned from generic drugs. Branded products compete on their therapeutic effectiveness and safety - physicians must be

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



convinced they are better medications before they will prescribe them for their patients. Once prescribed, branded products are not easily replaced by competitors. This gives them a longer life cycle and places them at less competitive risk while maintaining satisfactory margins.

CRYSTAAL AND THE OPPORTUNITY

Our challenge doesn't end in the laboratory. It extends to the market place. In the past two years, we have built a sales team of more than 60 people at Crystaal.

     Traditionally, Biovail has depended upon licensing agreements with pharmaceutical companies with established sales forces to market its products. The establishment of Crystaal, which is responsible for the sale of branded products in Canada, will allow Biovail to maintain even higher margins on its future branded products and to enhance those revenues by providing sales and marketing services for products licensed to Crystaal from third parties for the Canadian market.

     Today, Crystaal owns a pipeline that will require intense marketing activity. The division has four products to launch this year - a full docket of work - and continues to look for opportunities with third parties for possible products to launch in 2000, 2001 and beyond.

DEBT OFFERING AND PURSUIT OF OPPORTUNITIES

Over the past two years, intense competition within the specialty pharmaceutical industry is resulting in many companies migrating away from the commodity-like generic business into segments in which they can establish strong competitive differences from their peers. Among our peers, we have seen a trend toward consolidation as companies attempt to broaden their research and development capabilities, product pipelines, and sales and marketing infrastructures.

     Biovail's $125 million senior note offering in November, 1998 will give the company the financial ability to compete for synergistic opportunities to acquire products, technologies and in-process research and development. This will assist in building upon the strengths inherent in our company today.

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

                                FINANCIAL REVEIW


                                    [GRAPH]

                                    REVENUE
                             (in $U.S.  millions)




         [GRAPH]                       [GRAPH]                   [GRAPH]
  RESEARCH AND DEVELOPMENT    CASH FLOW FROM OPERATIONS       WORKING CAPITAL
       EXPENDITURES             (in $U.S.  millions)      (in $U.S.  millions)
   (in $U.S.  millions)


         [GRAPH]                       [GRAPH]                   [GRAPH]
   MARKET CAPITALIZATION                EBITDA              NUMBER OF EMPLOYEES
   (in $U.S.  millions)        (in $U.S.  millions)

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


MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

YEAR ENDED DECEMBER 31, 1998.

OVERVIEW

Biovail Corporation International ("Biovail" or "the Company") derives its revenues from (i) developing and licensing oral controlled-release pharmaceutical products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for 1998 were $112,836,000, a 37% increase over the $82,379,000 recorded in 1997. Revenues for 1997 were 24% higher than the $66,430,000 recorded in 1996. Net income in 1998 increased by 29% to $45,419,000 or $1.70 per share, compared to $35,241,000, or $1.38 per share in 1997 and $23,284,000 or $0.92 per share in 1996. The continued growth of the company is due primarily to the success of Tiazac(R) in the US market, the launch and growing acceptance of Tiazac(R) in the Canadian market, and the growth in Tiazac(R) sales to other international markets. Research and development revenues increased significantly, reflecting record activity at the Contract Research Division on behalf of third parties.

     Biovail's growth is also supported by several development and marketing agreements in respect of the Company's products.

     Intelligent Polymers Limited ("IPL") was formed by the Company in July 1997 to develop once-daily controlled-release versions of selected drugs whose patents have expired, by combining the Company's proprietary drug delivery technologies with various drug compounds. In
October 1997, IPL completed a public offering of units and raised net proceeds of approximately $69,500,000. Substantially all of the proceeds of the offering are being used to make payments to the Company under a Development Contract whereby Biovail is undertaking the development on IPL's behalf, of five identified once-daily controlled release branded generic versions of designated products and one controlled-release generic product.

     In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled-release products. Under the terms of the agreement, Teva paid the Company $18,500,000 in 1998 and $16,000,000 in 1997 for reimbursement of research and development fees and product shipments.




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


MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


     In December 1998, the Company entered into an agreement with H. Lundbeck A/S of Copenhagen, Denmark ("Lundbeck") for the development, manufacture and supply of a controlled release (CR) formulation of the anti-depressant Citalopram. In terms of the agreement Lundbeck will pay Biovail product development fees of $8,500,000 and an agreed supply price upon commercialization of the CR formulation. $3,500,000 was recorded as revenue in 1998.

     The Company's growth strategy relies on product shipments and advancing the development and regulatory approval of its pipeline products. In support of this strategy the Company incurred research and development expenses totaling $17,490,000 in 1998.

REVENUE

Product Sales in 1998 were $69,154,000 compared with $50,333,000 and $54,313,000 in 1997 and 1996, respectively. The 37% growth in 1998 is attributable to increased sales of Tiazac(R) to Forest Laboratories Inc. ("Forest") for the U.S. market, where the FDA approved the product for the treatment of angina, significant growth in shipments of Tiazac(R) to the European market and the shipment of product to Teva. The decrease in manufacturing revenues in 1997 compared with 1996 was due to a one-time contractual price reduction to Forest of approximately 25%, which occurred at the end of the second quarter of 1997.

     Research and development revenue from third-party customers in 1998 was $32,070,000 compared with $19,559,000 and $4,374,000 in 1997 and 1996, respectively. The increase in 1998 relates to product development activities undertaken for IPL, Teva and Lundbeck.

     Royalty and licensing revenue, net of related expenses, totaled $11,612,000 in 1998, compared with $12,487,000 and $7,743,000 in 1997 and 1996, respectively. 1998 was favorably impacted by increased royalty revenues in respect of Forest sales of Tiazac(R) in the U.S. market, and by the elimination of the royalty obligation to Galephar on sales of Tiazac(R) in the U.S. and Canada. Revenues in 1998 were adversely affected by the amortization expense related to the elimination of the royalty obligation and by lower royalty revenues in respect of Oruvail sales in the U.S., where a competing generic product was introduced.

COST OF GOODS SOLD AND GROSS MARGINS

The cost of goods sold as a percentage of product sales was 41% in 1998 compared with 33% in 1997 and 40% in 1996. The Company's gross margins are impacted by product sales price, product mix and manufacturing volumes. In 1998, sales of Tiazac(R) to U.S. trade customers (excluding sample sales) approximated 74% of total U.S. unit sales as compared to



18 | BIOVAIL CORPORATION INTERNATIONAL

83% in 1997. Since trade supplies are sold at a higher price than sample sales and also have a lower cost due to lower packaging and labor costs, margins were adversely affected. Margins in the U.S.
were also reduced as a result of the one-time price reduction to Forest of approximately 25% which occurred in the second quarter of 1997. As a result of the lower percentage of trade sales, and contractual price reductions to the Company's marketing partner in the U.S., manufacturing margins decreased to 59% in 1998, as compared to 67% in 1997. In 1997, manufacturing margins increased to 67% from 60% in 1996, on account of a higher percentage of trade sales in the U.S., the launch of Tiazac(R) in Canada where relatively high margins are realized due to the company's direct marketing, and improved manufacturing efficiencies.

RESEARCH AND DEVELOPMENT

Research and development expenses for 1998 were $17,490,000 compared with $14,386,000 and $10,901,000 in 1997 and 1996, respectively.
The increased spending relates to the increased level of activity in respect of branded generic products being developed on behalf of IPL, the generic products being developed under the Teva agreement, and other activities for third party contract development customers. The IPL and Teva agreements were not in place during 1996 and had a relatively minor impact in 1997.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased to $17,608,000 (16% of total revenues) in 1998, compared to $13,989,000 (17% of total revenues) and $10,166,000 (15% of total revenues) in 1997 and 1996 respectively. The increase in 1998 was as a result of higher level of activities throughout the Company, including:the full year impact of increased sales and marketing costs related to the sale of Tiazac(R) in Canada, registration costs associated with the introduction of Tiazac(R) to European markets, increased legal costs and the hiring of key management personnel.

OPERATING INCOME

Operating income for 1998 was $49,145,000 compared to $37,533,000 in 1997 and $23,606,000 in 1996. Segment operating income, before unallocated selling, general and administrative expenses, was $55,099,000 in 1998 compared to $40,435,000 in 1997 and $25,087,000 in 1996. Of this total, product sales accounted for $30,780,000 compared to $24,845,000 in 1997 and $25,947,000 in 1996. The increase in 1998 relates to the increased sales of Tiazac(R) to the U.S. and European markets and shipment of product to Teva. Research


19 | BIOVAIL CORPORATION INTERNATIONAL

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

and Development accounted for $13,047,000 in 1998 compared to $3,589,000 in 1997 and an operating loss of $8,115,000 in 1996. The increase in 1998 reflects higher product development activities for IPL, Teva and Lundbeck, and improved margins from the Contract Research Division. Royalty and licensing activities generated segment operating income of $11,272,000 compared to $11,992,000 in 1997 and $7,255,000 in 1996.
In 1998 increased royalty revenues from Tiazac(R) sales were more than offset by the lower royalties from Oruvail sales in the U.S. where a competing generic product was introduced.

INTEREST

Net interest expense in 1998 was $1,702,000, compared with $351,000 in 1997 and net interest income of $392,000 in 1996. Prior to November 15, 1998, the Company used its operating line of credit to support its working capital requirements which were comparable with the prior year. After November 15, 1998, net interest expense includes interest on the $125 million U.S. Dollar Senior Notes, less interest earned on the proceeds invested, after repayment of bank borrowings and costs of the share repurchase program. Net interest income in 1996 was earned as a result of surplus cash and short-term investments.

INCOME TAXES

Income taxes in 1998, 1997 and 1996 of $2,024,000, $1,941,000 and $714,000,
respectively, relate to the Company's foreign subsidiaries, in respect of which lower statutory tax rates apply than those in Canada. The benefit of tax losses incurred in Canadian entities has not been recognized for accounting purposes to date.

NET INCOME

The Company recorded net income of $45,419,000 or $1.70 per share in 1998, compared with $35,241,000 or $1.38 per share in 1997 and $22,712,000 or
$0.92 per share in 1996. Earnings per share have been calculated using the weighted average number of common shares outstanding during the year.

EBITDA

EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, in 1998 was $54,103,000 compared with $40,690,000 in 1997. The ratio of total debt to EBITDA for 1998 was 2.3:1 compared with 0.1:1 in 1997.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, the Company's working capital was $115,324,000 compared with $47,663,000 at December 31, 1997 which represented a working capital ratio of 6.1:1

20 | BIOVAIL CORPORATION INTERNATIONAL
compared with 4.1:1, respectively. Cash generated from operations was $50,376,000 and $38,398,000 in 1998 and 1997, respectively.

     Cash flow from operations was $53,573,000 in 1998 compared to $4,316,000 in 1997. Working capital increased in 1998 due to a lower level of inventories and an increase in customer prepayments and accounts payable, offset by a higher level of accounts receivable.

     Investing activities in 1998 included the acquisition of the royalty interest from Galephar for $15,000,000, long-term investments of $10,043,000, the acquisition from Centocor, Inc. of the exclusive distribution rights in Canada for Retavase for $4,000,000, and fixed asset additions of $3,744,000. In 1997, investing activities primarily comprised fixed asset additions of $2,664,000.

     Net cash was generated from financing activities of $49,493,000 in 1998 compared to $2,635,000 in 1997. The 1998 cash generated was as a result of the issuance of U.S. Senior Notes, net of financing costs, of $120,400,000, and the receipt of $3,929,000 from the issuance of common shares on the exercise of stock options, offset by the open-market purchase of 2,272,000 common shares at a cost of $72,141,000 and net long-term debt repayment of $2,695,000. Financing activities in 1997 generated cash of $2,635,000. This amount comprised $4,464,000 from the issuance of shares on the exercise of stock options, offset by net repayments of long-term debt of $1,829,000.

     Exchange rate changes on foreign cash balances resulted in a reduction of cash of $109,000 and $19,000 in 1998 and 1997, respectively.

     As a result of the foregoing, the Company's cash position at December 31, 1998 was $78,729,000, compared with $8,275,000 at December 31, 1997.

     The Company's total long-term debt was $126,835,000 at December 31, 1998 compared with $4,847,000 at December 31, 1997, resulting in a debt to equity ratio of 2.5:1 and 0.06:1 respectively.

     The Company believes that it has adequate capital and sources of financing to support its ongoing operational requirements. Furthermore, the Company believes that it will be able to raise additional equity capital to support its growth objectives. There can be no assurance, however, that the Company's capital and sources of financing or its ability to obtain additional capital, or sources of financing, on acceptable terms, will be sufficient to sustain the Company's ongoing operational requirements or its growth objectives.

     The Company and its subsidiaries generate revenue and expenses primarily in U.S.and Canadian dollars. In 1998, revenue was generated in the following proportions: 88%



21 | BIOVAIL CORPORATION INTERNATIONAL

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

in U.S. dollars and 12% in Canadian dollars. In addition, expenses were incurred in the following proportions:72% in U.S. dollars and 28% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relative stability of the Canadian dollar in relation to the U.S. dollar. The Company does not utilize foreign exchange hedging instruments.

YEAR 2000 COMPLIANCE

The "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not process dates beyond 1999. The Company is reliant upon information technology primarily in the areas of financial management and manufacturing. The Year 2000 issue has potential implications for the Company's business applications and for its automated pharmaceutical manufacturing processes, which may be reliant on process controllers and electronic measuring devices.

     Responsibility for overseeing the Company's response to the Year 2000 issue has been assigned to the Chief Financial Officer. A Year 2000 project team has been assembled and management of the project has been assigned to the Manager of Information Technology.

     As part of its Year 2000 preparedness program, the Company purchased and is now in the final stages of installing an enterprise-wide business system to handle financial and manufacturing applications at all of its locations. The Company expects the system to be fully functional in mid-1999. Although the system was represented by the vendor to be Year 2000 compliant, the Company is performing detailed analysis of all applications to ensure compliance.

     The Company's approach to Year 2000 readiness has focused on:

1. Business system hardware and software, including interfaces with third party systems.
2. Embedded technologies related to equipment that controls laboratory testing, pharmaceutical manufacturing, environmental and communication equipment.
3. Business relationships with vendors and customers.

     After initial identification of all areas that might be affected by the Year 2000 issue, the Company performed an impact analysis to assess the relative risk potential for the Company's operations. Based on this, priorities for detailed system analysis were established and planning for appropriate remedial action was undertaken. The project team has been working with consultants and other third parties to implement this remedial plan. The plan includes testing for the business system and other ancillary systems and equipment, including


22 | BIOVAIL CORPORATION INTERNATIONAL
facility environmental systems, phone, fax and desktop computers.
Testing of all systems includes simulation of dates prior to, during and after the century change. This effort is expected to be completed by mid-1999.

COSTS.

The Company estimates that the cost of achieving Year 2000 compliance (excluding the cost of purchasing the new business system) will be approximately $500,000. All costs, which are not deemed material, will be expensed.

RISKS AND CONTINGENCY PLANS.

Examples of the risks that the Year 2000 issue could pose, are as follows:

1. Business applications such as payroll, accounts payable and purchasing could be disrupted until the systems can be corrected.

2. Manufacturing operations could be disrupted and product quality affected through failure of environmental systems.

3. Manufacturing operations could be adversely affected through disruptions in the provision of critical supplies and services by vendors.

4. Non-compliance on the part of a major customer might adversely effect that customer's ability to pay for the Company's products.

     The Company is in the process of developing a contingency plan, which it expects to complete by mid-1999, to address the possibility of the Company and/or its suppliers not being Year 2000 compliant. The plan will specifically address the risks presented to manufacturing and product quality.

     The Company believes that it is taking the necessary steps to resolve Year 2000 issues;however, there can be no assurance that one or more such failures would not have a material adverse effect on the Company.

FORWARD - LOOKING STATEMENTS

To the extent any statements made in this annual report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.


23 | BIOVAIL CORPORATION INTERNATIONAL

REPORT OF MANAGEMENT

The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in Canada. The effect of the application of accounting principles generally accepted in the United States is described in the notes to consolidated financial statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities;the hiring of qualified, competent staff;and by a continuous planning and monitoring program.

     Deloitte & Touche LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Deloitte & Touche LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

     The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The majority of the members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

     Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.


(signed) Eugene N. Melnyk  (signed) Kenneth Howling


EUGENE N. MELNYK           KENNETH HOWLING
Chairman of the Board      Vice President, Finance and Chief Financial
                           Officer


24 | BIOVAIL CORPORATION INTERNATIONAL

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BIOVAIL CORPORATION INTERNATIONAL

We have audited the consolidated balance sheets of Biovail Corporation International as at December 31, 1998 and 1997 and the consolidated statements of income and retained earnings and of cash flows for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

(signed) Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chartered Accountants

Toronto, Canada

May 14, 1999






25 | BIOVAIL CORPORATION INTERNATIONAL

                          CONSOLIDATED BALANCE SHEETS


As at December 31, 1998 and 1997
(All dollar amounts are expressed in thousands of U.S. dollars)      1998       1997

ASSETS
CURRENT
Cash and short-term deposits (Note 3)                               $ 78,279   $ 8,275
Accounts receivable (Note 4)                                          42,768    33,114
Inventories (Note 5)                                                  10,542    16,609
Executive stock purchase plan loans (Note 6)                           2,924     2,933
                                                                    --------   -------
Deposits and prepaid expenses                                          3,357     2,053
                                                                     137,870    62,984
LONG-TERM INVESTMENTS (Note 7)                                        10,055        12
CAPITAL (Note 8)                                                      23,677    24,172
OTHER,  net (Note 9)                                                  28,317     6,571
                                                                    --------   -------
                                                                    $199,919   $93,739
                                                                    ========   =======
LIABILITIES
CURRENT
Accounts payable                                                    $ 12,244   $ 4,579
Accrued liabilities                                                    4,129     6,002
Income taxes payable                                                   1,004     1,013
Customer prepayments                                                   4,516     1,840
Current portion of long-term debt (Note 10)                              653     1,887
                                                                    --------   -------
                                                                      22,546    15,321
LONG-TERM DEBT (Note 10)                                             126,182     2,960
                                                                    --------   -------
                                                                     148,728    18,281
SHAREHOLDERS' EQUITY
Share capital (Note 11)                                               19,428    18,465
Warrants (Note 11)                                                     8,244     8,244
Retained earnings                                                     24,748    49,709
Cumulative translation adjustment                                     (1,229)     (960)
                                                                    --------   -------
                                                                      51,191    75,458
                                                                    --------   -------
                                                                    $199,919   $93,739
                                                                    ========   =======

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:








(signed) Eugene N. Melnyk          (signed) Bruce D. Brydon


EUGENE N. MELNYK                   BRUCE D. BRYDON
Chairman of the Board              Director and Chief Executive Officer




26 | BIOVAIL CORPORATION INTERNATIONAL

       CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)


For the years ended December 31, 1998, 1997 and 1996
(All dollar amounts except per share data
are expressed in thousands of U.S. dollars)              1998          1997          1996
REVENUE
Product sales                                          $   69,154    $   50,333    $   54,313
Research and development                                   32,070        19,559         4,374
Royalty and licensing                                      11,612        12,487         7,743
                                                          -------        ------        ------
                                                          112,836        82,379        66,430
                                                          -------        ------        ------
EXPENSES
Cost of goods sold                                         28,593        16,471        21,757
Research and development                                   17,490        14,386        10,901
Selling, general and administrative                        17,608        13,989        10,166
                                                          -------        ------        ------
                                                           63,691        44,846        42,824
                                                          -------        ------        ------
OPERATING INCOME                                           49,145        37,533        23,606
INTEREST (EXPENSE) INCOME,  net (Note 10)                  (1,702)         (351)          392
                                                          -------        ------        ------
INCOME BEFORE INCOME TAXES                                 47,443        37,182        23,998
PROVISION FOR INCOME TAXES (Note 13)                        2,024         1,941           714
                                                          -------        ------        ------
NET INCOME                                                 45,419        35,241        23,284
RETAINED EARNINGS (DEFICIT),
BEGINNING OF YEAR                                          49,709        22,712          (572)
EXCESS OF COST COMMON SHARES ACQUIRED
OVER THE STATED CAPITAL THEREOF (Note 11)                 (70,380)            -             -
CONTRIBUTION TO INTELLIGENT
POLYMERS LIMITED (Note 11)                                      -        (8,244)            -
                                                       ----------    ----------    ----------
RETAINED EARNINGS, END OF YEAR                         $   24,748    $   49,709    $   22,712
                                                       ==========    ==========    ==========
EARNINGS PER SHARE (Note 12)                           $     1.70    $     1.38    $     0.92
                                                       ----------    ----------    ----------
WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING (Note 12)                           26,641,000    25,606,000    25,378,000
                                                       ----------    ----------    ----------

The accompanying notes are an integral part of the consolidated financial statements.



27 | BIOVAIL CORPORATION INTERNATIONAL

                      CONSOLIDATED STATEMENTS OF CASHFLOWS



For the years ended December 31, 1998, 1997 and 1996
(All dollar amounts are expressed in thousands of U.S. dollars)    1998       1997       1996
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income for the year                                           $ 45,419   $ 35,241   $ 23,284
Depreciation and amortization                                        4,957      3,157      1,967
                                                                  --------   --------   --------
                                                                    50,376     38,398     25,251
Change in non-cash operating
items (Note 15)                                                      3,197    (34,082)   (30,873)
                                                                  --------   --------   --------
                                                                    53,573      4,316     (5,622)
INVESTING
Acquisition of royalty interest (Note 9)                           (15,000)         -          -
Acquisition of long-term
investments (Note 7)                                               (10,043)       (12)         -
Acquisition of product rights (Note 9)                              (4,000)         -          -
Additions to capital assets, net                                    (3,744)    (2,664)    (6,692)
Executive Stock Purchase
plan loans (Note 6)                                                     10       (421)    (2,512)
Increase in other assets                                              (176)       (86)    (1,161)
                                                                  --------   --------   --------
                                                                   (32,953)    (3,183)   (10,365)
                                                                  --------   --------   --------
FINANCING
Issuance of U.S. Senior Notes,
net of financing costs (Note 10)                                   120,400          -          -
Increase in other long-term debt                                    19,143        373        841
Repayment of other long-term debt                                  (21,838)    (2,202)    (4,018)
Repurchase of share capital (Note 11)                              (72,141)         -          -
Issuance of share capital (Note 11)                                  3,929      4,464        197
                                                                  --------   --------   --------
                                                                    49,493      2,635     (2,980)
                                                                  --------   --------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                               (109)       (19)      (830)
                                                                  --------   --------   --------
INCREASE (DECREASE) IN CASH                                         70,004      3,749    (19,797)
CASH AND SHORT-TERM DEPOSITS,
BEGINNING OF YEAR                                                    8,275      4,526     24,323
                                                                  --------   --------   --------
CASH AND SHORT-TERM DEPOSITS,
END OF YEAR                                                       $ 78,279   $  8,275   $  4,526
                                                                  ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.


28 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(Tabular amounts in thousands of U.S. dollars except number of shares and per share data)
1. GOVERNING STATUTE AND NATURE OF OPERATIONS


Biovail Corporation International (the "Company") is incorporated under the laws of the province of Ontario. The Company is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

2. SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The financial statements differ in certain respects from generally accepted accounting principles in the United States, as described in Note 19.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

USE OF ESTIMATES
In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair value of all financial assets and liabilities, other than long-term debt, approximates their carrying values at December 31, 1998. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of long-term debt is disclosed in Note 10.

REVENUE RECOGNITION
Research and development revenue represents fees earned from third party customers for services rendered or attainment of development and regulatory approval milestones, with respect to contract research and product development done on their behalf. The Company's policy is to expense as incurred all research and product development costs, net of investment tax credits, related to both costs incurred on its own behalf and on behalf of its third party customers.
     Revenue from product sales is recognized when the product is shipped to the customer.
     Royalty revenue is recognized on an accrual basis in accordance with contractual agreements with third parties and is net of amounts payable to sublicensees.
     Licensing revenue is recognized at the date the license is granted unless there are specific events which must be completed under the terms of the licensing agreement in which case a portion of the revenue is recognized upon the completion of each specific event.

CASH AND SHORT-TERM DEPOSITS
Cash and short-term deposits include highly liquid investments with original maturities of three months or less when purchased.



29 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIALSTATEMENTS

INVENTORIES
Inventories are comprised of raw materials, work in process, and finished goods which are valued at the lower of cost and replacement cost. Cost is determined on the first-in, first-out basis.

LONG-TERM INVESTMENTS
Long-term investments are reported at cost less any provision which may be required to recognize a permanent decline in value.

CAPITAL ASSETS AND RELATED DEPRECIATION
Capital assets are recorded at cost less accumulated depreciation. Annual rates applied to depreciate the cost of capital assets over their estimated useful lives using the straight line basis are as follows:


Buildings .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .       25 years
Machinery and equipment .  .  .  .  .  .  .  .  .  .  .  .  . 5 - 10 years
Other equipment .  .  .  .  .   .  .  .  .  .  .  .  .  .  .   3 - 5 years
Leasehold improvements .   .  .  .  .  .  .  .  .  .  .  .  .term of lease

OTHER ASSETS
Goodwill, product rights and royalty interest are amortized on a straight-line basis over the estimated lives of the assets, 8 to 20 years. Goodwill and product rights are evaluated periodically, based on estimated future cash flows computed on a discounted basis and if conditions warrant, an impairment valuation is provided.
     Deferred financing costs are amortized on a straight line basis over the term of the related debt and the charge is included as a component of interest expense.
     Advertising and promotion costs related to new product launches are deferred and amortized over a one-year period commencing at launch date.

REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATIONS
Reporting currency   The Company reports its financial statements in
U.S. dollars, while the currency of measurement for the Company's operations varies depending upon location.
Foreign currency transactions Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in earnings.
Self-sustaining foreign subsidiaries   Assets and liabilities of
self-sustaining foreign subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the year. Gains or losses arising on the translation of financial statements of self-sustaining foreign subsidiaries are deferred and included as a separate component of shareholders'equity. The net change in the cumulative translation adjustment balance in the years presented is primarily due to fluctuations in the exchange rate with respect to the Swiss franc and Canadian dollar.

CUSTOMER PREPAYMENTS
Amounts received from customers as prepayments for goods or services to be provided in the future are recorded on the balance sheet as customer prepayments. When the goods or services are provided at a future date, they are billed to the customer at contractual rates. Accounts receivable on these billings are recorded net of that portion that relates to the prepayments received, which amount is recorded as a reduction to customer prepayments.

1997 AND 1996 FIGURES
Certain of the 1997 and 1996 figures have been reclassified to conform to the 1998 presentation.


30 | BIOVAIL CORPORATION INTERNATIONAL

3. CASH AND SHORT - TERM DEPOSITS
Components of cash and short-term deposits are:


                                                         1998     1997
Cash and bank certificates of deposit                 $37,160   $8,275
Corporate debt securities maturing within one month    41,119        -
                                                      -------   ------
                                                      $78,279   $8,275
                                                      =======   ======

Corporate debt securities are carried at cost which equals fair value.

4. ACCOUNTS RECEIVABLE

                                                         1998      1997
Trade and royalties                                   $36,638   $31,331
Insurance claims recoverable                            3,458         -
Other receivables                                       2,672     1,783
                                                      -------   -------
                                                      $42,768   $33,114
                                                      =======   =======


Insurance claims recoverable relate to property damage and business interruption losses arising from hurricane activity in Puerto Rico in September 1998.
Other receivables primarily comprise amounts relating to refundable withholding taxes, goods and services tax, and excise duties.

5. INVENTORIES

                                                         1998      1997
Raw materials                                         $ 4,759   $ 6,145
Work in process                                         5,478    10,262
Finished goods                                            305       202
                                                      -------   -------
                                                      $10,542   $16,609
                                                      =======   =======


6. EXECUTIVE STOCK PURCHASE PLAN LOANS
Executive Stock Purchase Plan ("ESPP") loans of $2,924,000 (1997 - $2,933,000) were made to finance the acquisition of shares of the Company on the open market by executive officers. In 1997, an additional loan of $289,000 was made to an executive officer of the Company. The ESPP loans are secured by shares of the Company owned by executive officers, bear interest at 1/4% over bank prime rate, equal to the Company's rate for borrowings, and are due on December 1, 1999.
     The additional loan to an executive officer of the Company bore interest at 1/4% over the bank prime rate. This loan and all outstanding interest were repaid to the Company in January 1998.

7. LONG - TERM INVESTMENTS
In March, 1998, the Company invested $7,543,000 in a marketable securities fund for a term of two years. The fair value of the investment at December 31, 1998, was $6,096,000.
     In July, 1998, in connection with the acquisition from Celgene Corporation ("Celgene") of Canadian marketing and distribution rights in respect of immediate release and pulse release formulations of products containing d-methylphenidate hydrochloride, the Company made a $2,500,000 investment in common shares of Celgene, the supplier of the product. The shares are required to be held for a minimum of one year. The fair value of the investment at December 31, 1998 was $3,070,000.
     Long-term investments also include 12,000 special shares of Intelligent Polymers Limited ("IPL") at a cost of $12,000 acquired in 1997. These shares have no entitlement to profits of IPL (See
Note 17).
     The above investments are carried at cost less any provision which may be required to recognize a permanent decline in value. No provision was required as of December 31, 1998.



31 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. CAPITAL ASSETS


                                    1998                   1997
                         ------------------------   ---------------------
                                      ACCUMULATED             Accumulated
                            COST     DEPRECIATION      Cost  Depreciation
Land                     $ 1,220       $       -   $ 1,314        $    -
Buildings                 14,972            2,864    15,511         2,323
Machinery and
equipment                 13,218            4,874    11,625         3,243
Other equipment and
leasehold improvements     4,061            2,056     2,816         1,528
                         -------       ----------   -------        ------
                         $33,471       $    9,794   $31,266        $7,094
                         =======       ==========   =======        ======
Less accumulated
depreciation               9,794            7,094
                         -------       ----------
                         $23,677       $   24,172
                         =======       ==========

9.OTHER ASSETS

                                                            1998     1997
Goodwill                                                 $ 3,277   $3,111
Product rights and royalty interest                       20,522    3,460
Deferred financing costs                                   4,518        -
                                                         -------   ------
                                                         $28,317   $6,571
                                                         =======   ======

Amortization amounted to $1,883,000 and $441,000 in 1998 and 1997 respectively.
     In March, 1998, the Company completed the acquisition of the royalty interest held by Galephar Puerto Rico, Inc. Limited ("Galephar") in certain of the Company's products. The Company paid $15,000,000 to Galephar in full satisfaction of the Company's royalty obligations on the sales of Tiazac(R)' and the Company's generic controlled release version of Cardizem CD in the United States and Canada. In September, 1998, the Company acquired from Centocor, Inc. the exclusive distribution rights in Canada for Retavase for $4,000,000. Both these amounts, net of amortization, are included in "Product rights and royalty interest".
     In November, 1998, the Company completed the issue of U.S. Dollar Senior Notes, due 2005, for gross proceeds of $125,000,000. The out of pocket costs associated with this transaction have been deferred and are being amortized on a straight-line basis over the seven-year term of the debt.

10. LONG - TERM DEBT


                                                             1998     1997
NON-INTEREST BEARING GOVERNMENT LOAN
Payable to Western Economic Diversification,
a Canadian federal government agency. This loan
is repayable on a semi-annual installment basis with
the final payment due in 2001.                            $ 1,835   $2,300
U.S. DOLLAR SENIOR NOTES, DUE 2005
Issued under an indenture dated November 16, 1998,
the U.S. Dollar Senior Notes are general unsecured
senior obligations of Biovail Corporation International
(Canadian Corporation), bearing interest at 10 7/8%,
payable semi-annually in arrears on May 15 and
November 15 of each year. The U.S. Dollar Senior
Notes mature on November 15, 2005.                        125,000        -

32 | BIOVAIL CORPORATION INTERNATIONAL

                                                                1998      1997
TERM BANK LOAN
Secured by a general security agreement, providing a first
floating charge over all of the Company's assets, bearing
interest at bank prime rate plus 0. 75%. The loan was repaid on November 16, 1998 from the proceeds of the U.S. Dollar
Senior Notes offering.                                            -        699
BANK LOAN
Secured by a general security agreement, pledging all of
the Company's assets, including the shares of subsidiary
companies and a debenture with a fixed charge on certain
manufacturing facility land and building, bearing interest
at bank prime rate plus 0. 75%. The loan was repaid on
November 16, 1998 from the proceeds of the U.S. Dollar
Senior Notes offering.                                            -      1,848
                                                             --------   ------
                                                              126,835    4,847
Less current portion                                              653    1,887
                                                             --------   ------
                                                             $126,182   $2,960
                                                             ========   ======

On or after November 15, 2002, the U.S. Dollar Senior Notes will be redeemable at the option of the Company at the following prices if redeemed during the twelve months beginning November of the years indicated below:



                                    Year Percentage of Principal Outstanding
2002 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  . 105.438%
2003 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  . 102.719%
2004 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  . 100.000%

At any time on or before November 15, 2001, the Company may, at its option, redeem up to a maximum of 35% of the aggregate principal amount of the U.S. Dollar Senior Notes with the net cash proceeds of one or more equity offerings or the net cash proceeds received upon the exercise of warrants to purchase capital stock of the Company, at a redemption price equal to 110.875% of the principal amount thereof.
     At December 31, 1998, the fair value of the long-term debt approximates its carrying value of $126,835,000.
     Interest expense on long-term debt amounted to $2,358,000, $199,000 and $591,000 in the years ended December 31, 1998, 1997 and 1996, respectively.
   Principal repayments on long-term debt are as follows:


1999.  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  . $       653
2000.  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .         718
2001 . .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .         464
2002   .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .           -
2003   .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .           -
2004  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .            -
2005 .   .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .      125,000
                                                                      $  126,835

33 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. SHARE CAPITAL

AUTHORIZED AND ISSUED SHARES
Effective January, 1996, the shareholders of the Company authorized a 3 for 1 split with respect to the issued common shares. In July, 1998, the shareholders of the Company approved an increase in the authorized capital to 120,000,000 common shares without par value.
     By resolutions of the Board of Directors dated August 11, 1998, and November 16, 1998, the Company implemented a stock repurchase program under which the Company was enabled to purchase up to 10% of its issued and outstanding common shares. Up to December 31, 1998, 2,271,900 common shares had been repurchased under this plan at a cost of $72,141,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $70,380,000, has been charged to retained earnings.


(in thousands)                             Number of Shares    Amount
Balance, December 31, 1995, after giving
effect to stock split                               25,327   $14,489
Issued on the exercise of options                      100       197
Effect of exchange rate change                           -       (72)
                                                    ------   -------
Balance, December 31, 1996                          25,427    14,614
Issued on the exercise of options                    1,233     4,434
Issued under Employee Stock Purchase Plan                1        30
Effect of exchange rate change                           -      (613)
                                                    ------   -------
Balance, December 31, 1997                          26,661    18,465
Issued on the exercise of options                      470     3,886
Issued under Employee Stock Purchase Plan                2        43
Cancelled under stock repurchase program            (2,272)   (1,761)
Effect of exchange rate change                           -    (1,205)
                                                    ------   -------
Balance, December 31, 1998                          24,861   $19,428
                                                    ======   =======

STOCK OPTIONS
The Company provides stock option incentive plans and has, with shareholder approval, issued options to certain directors outside of the plans. The plans are intended to provide long-term incentives and rewards to executive officers, directors, key employees and consultants, contingent upon an increase in the market value of the Company's common shares. The total number of shares which are reserved and set aside for issue under the Employee Stock Option Plan, and under all other management options outstanding shall not in aggregate exceed 7,000,000 common shares.


(in thousands)                                            1998             1997             1996
Options outstanding at beginning of year                  2,520            2,751            2,779
Options granted during the year                             301            1,179              209
Options exercised during the year                          (470)          (1,233)            (100)
Options cancelled during the year                          (140)            (177)            (137)
                                                  -------------    -------------    -------------
Options outstanding at end of year                        2,211            2,520            2,751
                                                  -------------    -------------    -------------
Options exercisable at end of year                          587              708            1,308
                                                  -------------    -------------    -------------
Price range of options granted during the year    $30.37-$37.00    $22.00-$35.40    $20.00-$34.75

The outstanding options expire from 2000 to 2003 at exercise prices ranging from $20.00 to $37.00 per share.

EMPLOYEE STOCK PURCHASE PLAN

The Company provides an Employee Stock Purchase Plan whereby full-time employees may purchase stock in the Company through payroll deductions. The total number of shares which are reserved and set aside for issue under the Employee Stock Purchase Plan shall not in aggregate exceed 300,000 common shares. As of December 31, 1998 the Company had issued 4,620 shares pursuant to the Plan, of which 1,465 were issued in 1998.


34 | BIOVAIL CORPORATION INTERNATIONAL

WARRANTS

In October, 1997, IPL completed a public offering of 3,737,500 units. Each unit comprised one common share of IPL and one warrant to purchase one common share of the Company. The net proceeds to IPL of the offering before offering expenses amounted to approximately $69,500,000. Beginning on September 30, 1999, the units will separate and the IPL common shares and the Company warrants may trade independently of each other. The warrants are exercisable at $40.00 per share from October 1, 1999, until September 30, 2002.
     In 1997, the Company recorded a credit to equity of $8,244,000 equal to the proceeds attributable to the warrants included in the offering as determined at the time of their issuance and recorded a charge to retained earnings to reflect the equivalent contribution to IPL.

12. EARNINGS PER SHARE
Earnings per share, for all years presented, has been calculated using the weighted average number of shares outstanding during the year. The earnings per share in 1998, 1997 and 1996 on a fully diluted basis giving effect to the exercise of all options and warrants granted, would have been $1.63, $1.32, and $0.83 per share, respectively.

13. INCOME TAXES
The major factors which caused variations from the Company's combined federal and provincial statutory income tax rate of 44.81% in 1998 and 44.34% in 1997, and 1996 respectively, applicable to income before income taxes are as follows:


                                          1998       1997       1996
Provision for income taxes
based on statutory rate               $ 21,258   $ 16,486   $ 10,664
Reduction in income taxes resulting
from income of foreign subsidiaries
taxed at lower effective rate          (22,970)   (14,331)   (12,932)
Benefit of losses not recognized for
accounting purposes                      3,736          -      2,982
Benefit of utilization of losses
carried forward                              -       (214)         -
                                      --------   --------   --------
                                      $  2,024   $  1,941   $    714
                                      ========   ========   ========

At December 31, 1998, the Company has accumulated non-capital losses for federal and provincial income tax purposes in Canada and unclaimed Canadian investment tax credits for which no accounting benefit has been recognized and which can be used to offset future taxable income and/or reduce income taxes payable. These losses and investment tax credits expire as follows:


                                                         Investment
                                  Non-Capital Losses    Tax Credits
                                  ------------------    -----------
                                  Federal  Provincial
1999                              $    -     $   800       $    -
2000                                   -       1,132            -
2001                                   -       2,023            -
2002                                   -       1,170            -
2003                                   -       2,962            -
2004                                 115         115          488
2005                               4,192       4,192          488
2006                                   -           -        1,093
2007                                   -           -        1,547
2008                                   -           -        1,985
                                  ------     -------       ------
                                  $4,307     $12,394       $5,601
                                  ======     =======       ======

The benefits of these losses carried forward and investment tax credits will be recorded when realized.


35 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In addition, the Company has pooled research and development expenditures amounting to approximately $19,600,000 available for offset against future taxable income. The tax benefit of these expenditures has not been recognized in these financial statements.

14. OPERATING LEASES
Minimum lease commitments under operating leases for each of the next five years are as follows:


1999 .  .  .  .  . .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  $  719
2000 .  .  .  .  . .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .     597
2001 .  .  .  .  . . .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .   275
2002 .  .  .  .  . .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .      64
2003 .  .  .  .  . .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .       4

15. CHANGE IN NON - CASH OPERATING ITEMS


                                                1998        1997        1996
Accounts receivable                         $(10,036)   $(23,145)   $ (4,194)
Inventories                                    6,307      (8,622)     (4,489)
Deposits and prepaid expenses                 (1,304)       (991)       (888)
Accounts payable                               7,363        (875)        892
Accrued liabilities                           (1,800)      4,190      (2,280)
Income taxes payable                              (9)        201        (153)
Customer prepayments                           2,676      (4,840)    (19,761)
                                            --------    --------    --------
                                            $  3,197    $(34,082)   $(30,873)
                                            ========    ========    ========

16. LITIGATION
In January, 1998, Andrx Pharmaceutical, Inc. ("Andrx") commenced action against the Food and Drug Administration ("FDA"), the Company and Faulding Inc., seeking an order from the Court which would preclude the FDA from approving any subsequently-filed Abbreviated New Drug Application ("ANDA"s), including the Company's filed ANDA for generic version of Cardizem CD until Andrx receives 180 days of market exclusivity based on its status as the first to file for approval of such a product. The Company has asserted affirmative defenses based upon the Company's status as an unsued ANDA submitter and counter-sued Andrx for breach of anti-trust laws based on the filing of this suit and Andrx' entry into an alleged collusive agreement with Hoechst Marion Roussel relating to Andrx' generic Cardizem CD which could result in keeping generic competition from entering the marketplace in a regular and timely manner. Andrx has since discontinued its action against the Company and the FDA. The Company's counter-suit, however, continues.
     In March, 1998, the Company commenced an action in the District of New Jersey against Hoechst Aktiengesellschaft and related parties to recover damages estimated at $1.2 billion and for injunctive relief for the alleged violation by the defendants of the anti-trust laws of the United States, for breach of contract, deceptive trade practices and restraint of trade, unfair competition and other violations for the common law. A reasonable estimation of the Company's potential recovery for damages cannot be made at this time.
     In August, 1998, the Company commenced a patent infringement suit against Andrx, upon receipt of a Certification Notice relating to Andrx' filed application for a generic version of Tiazac(R). The effect of the Company's suit is that the FDA is not permitted to issue approval to Andrx until the lapse of 30 months or a final judgement dismissing the Company's suit, whichever occurs earlier. The Company believes at this time that it has brought a meritorious suit.
     From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon




36 | BIOVAIL CORPORATION INTERNATIONAL
the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating two separate actions for alleged infringement of the applicable patents related to the Company's filing of ANDAs for the generic equivalent of Adalat CC and Procardia XL products.
     Both actions make a technical claim of infringement and, by virtue of applicable statutory provisions, the filing of these suits may delay approval of the Company's ANDAs for a period of 30 months or resolutions of these patent infringement questions, whichever occurs sooner. The Company is vigorously defending these suits by denying infringement of the patents and has brought an application for the summary dismissal of these suits. No decision has yet been rendered on the Company's application. In addition, the Company has brought an action against the patent holders seeking declaratory judgement and invalidity of the relevant patent and seeking damages for violation of the anti-trust laws and for tortuous interference with the Company's prospective business advantage.

17. RESEARCH AND DEVELOPMENT ARRANGEMENTS

IPL
IPL was formed by the Company in July, 1997. In September, 1997, the
Company concluded a development and license agreement (the
"Development Contract") and a services agreement (the "Services
Agreement") with IPL, whereby the Company develops on IPL's behalf once-daily controlled release branded generic versions of designated products. In October, 1997, IPL completed a public offering of 3,737,500 units resulting in net proceeds to IPL, before offering expenses, of approximately $69,500,000.
   The proceeds of the offering are being used by IPL primarily to make payments to the Company under the Development Contract. The Development Contract provides for the Company to conduct product development in respect of certain designated products. Such costs are being computed with respect to internal costs incurred by the Company at its fully absorbed cost plus a mark-up, consistent with contractual relationships the Company has with other third parties.
     Revenue received by the Company from IPL pursuant to the Development Contract, was $9.7 million and $9.6 million 1998 and 1997 respectively.
The cost of providing these services amounted to $6.6 million in 1998 as compared to $4.2 million in 1997.
     Included in 1997 revenue was $3.5 million for access to and use by IPL of the Company's proprietary technology in connection with product development.
     The Company, as the holder of all of the issued and outstanding special shares of IPL, has an option, exercisable at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of IPL commencing on the closing date of the offering and ending on the earlier of
(i) September 30, 2002, or (ii) the 90th day after the date IPL provides the Company with quarterly financial statements showing cash or cash equivalents of less than $3 million. If the purchase option is exercised, the purchase price calculated on a per share basis would be as follows:


                                                                       Purchase Option
                                                                        Exercise Price
Before October 1, 2000.  .  .  .  .  .  .  .  .  .  .  ..  .  .  .  .  .  .$     39.06
On or after October 1, 2000 and on or before September 30, 2001  .  .  .  .      48.83
On or after October 1, 2001 and on or before September 30, 2002  .  .  .  .      61.04

The purchase option exercise price may be paid in cash or the Company's common shares, or any combination of the foregoing, at the Company's sole discretion.

TEVA PHARMACEUTICALS
In December 1997, the Company entered into an agreement with a subsidiary of Teva Pharmaceutical Industries Ltd. ("Teva") for the development and marketing of twelve generic oral controlled release


37 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

products. Eight of the twelve products have been identified. As at December 31, 1998, one, a generic version of Trental, has been approved by the FDA and ANDAs for seven others have been filed with the FDA.
     The Company will incur all costs and expenses for the development and registration of the eight identified products. The Company and Teva will jointly select and equally share the costs associated with the development and registration of the four products in the process of being identified.
     Under the terms of the agreement, Teva was obligated to pay the Company an aggregate of $34.5 million, subject to certain milestones. Of the $34.5 million, $23.5 million related to reimbursement of research and development costs and $11.0 million to the initial purchase of product. Revenue received by the Company from Teva pursuant to the agreement in the year ended December 31, 1998, included $13.5 million reimbursement of research and development costs (1997 - $10.0 million) and $5.0 million of product sales (1997
- $6.0 million).

H. LUNDBECK A/S
In December, 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck") based in Copenhagen, Denmark, for formulation, development, manufacture and supply of a novel controlled-release formulation of the anti-depressant Citalopram.
     Under the terms of the agreement, Lundbeck will pay the Company product development fees aggregating $8.5 million, subject to certain milestones.
     Revenue received by the Company from Lundbeck for product development, pursuant to the agreement, was $3.5 million in the year ended December 31, 1998.

18. SEGMENTED INFORMATION AND MAJOR CUSTOMERS
Biovail is an international full service pharmaceutical company. The Company operates in a single industry and is engaged in formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.
     Organizationally, the Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.
     The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Canadian facilities and sales by Crystaal, the Canadian marketing division of the Company.
     The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including IPL, and product development milestone fees.
     The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income after deducting selling, general and administrative expense attributable to the business units. Corporate general and administrative expense, and interest expense, are not allocated to segments. Depreciation expense related to manufacturing and research and development assets is allocated to the Product Sales and Research and Development segments, respectively. Amortization expense related to product rights and other intangibles is allocated to the Royalty and Licensing segment. Amortization and depreciation of administrative assets are included as a component of selling, general and administrative expense.


38 | BIOVAIL CORPORATION INTERNATIONAL

The following table sets forth information regarding segment operating income and segment assets:


                                           Product  Research and  Royalty and
1998                                         Sales   Development    Licensing            Total
Revenues from external customers           $69,154       $32,070      $11,612         $112,836
                                           -------       -------      -------         --------
Segment operating income                    30,780        13,047       11,272          55, 099
Unallocated amounts
Selling, general and
administrative expenses                                                               (5, 954)
Interest expense, net                                                                 (1, 702)
Income before income taxes                                                             $47,443
                                           -------       -------      -------         --------
Total assets for operating segments        $86,420       $ 7,845      $18,016         $112,281
Cash and investments not
allocated to segments                                                                  78, 503
Other unallocated assets                                                                9, 135
                                                                                      --------
Enterprise total consolidated assets                                                  $199,919
                                           -------       -------      -------         --------
Expenditure on capital and other assets
Attributable to segments                   $ 6,383       $   740      $15,000          $22,123
Other unallocated assets                                                                5, 385
                                           -------       -------      -------         --------
                                                                                       $27,508
                                           -------       -------      -------         --------
Amortization of capital and other assets
Attributable to segments                   $ 2,209       $   842      $ 1,482           $4,533
Unallocated                                                                                423
                                           -------       -------      -------         --------
                                                                                        $4,956
                                           -------       -------      -------         --------

                                           Product  Research and  Royalty and
1997                                         Sales   Development    Licensing            Total
Revenues from external customers           $50,333       $19,559      $12,487      $   82,379
                                           -------       -------      -------        --------
Segment operating income                    24,854         3,589       11,992          40,435
Unallocated amounts
Selling, general and
administrative expenses                                                                (2,902)
Interest expense, net                                                                    (351)
Income before income taxes                                                         $   37,182
                                           -------       -------      -------        --------
Total assets for operating segments        $69,308       $ 6,448      $ 5,005      $   80,761
Cash and investments not
allocated to segments                                                                   6,078
Other unallocated assets                                                                6,900
                                           -------       -------      -------        --------
Enterprise total consolidated assets                                               $   93,739
                                           -------       -------      -------        --------
Expenditure on capital and other assets
Attributable to segments                   $ 1,700       $   870      $     -      $    2,570
Other unallocated assets                                                                  179
                                           -------       -------      -------        --------
                                                                                   $    2,749
                                           -------       -------      -------        --------
Amortization of capital and other assets
Attributable to segments                   $ 1,756       $   716      $   392      $    2,864
Unallocated                                                                               256
                                           -------       -------      -------        --------
                                                                                   $    3,120
                                           -------       -------      -------        --------

39 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                       Research    Royalty
                                           Product          and        and
1996                                         Sales  Development  Licensing     Total
Revenues from external customers           $54,313     $ 4,374      $7,743  $66,430
                                           -------     -------      ------  -------
Segment operating income                    25,947      (8,115)      7,255   25,087
Unallocated amounts
Selling, general and
administrative expenses                                                      (1,481)
Interest expense, net                                                           392
Income before income taxes                                                  $23,998
                                           -------     -------      ------  -------
Total assets for operating segments        $37,726     $ 6,593      $6,906  $51,225
Cash and investments not
allocated to segments                                                         3,993
Other unallocated assets                                                      3,388
                                           -------     -------      ------  -------
Enterprise total consolidated assets                                        $58,606
                                           -------     -------      ------  -------
Expenditure on capital and other assets
Attributable to segments                   $ 4,891     $ 2,768      $    -  $ 7,659
Other unallocated assets                                                        213
                                           -------     -------      ------  -------
                                                                            $ 7,872
                                           -------     -------      ------  -------
Amortization of capital and other assets
Attributable to segments                   $ 1,262     $   385      $  171  $ 1,818
Unallocated                                                                     149
                                           -------     -------      ------  -------
                                                                            $ 1,967
                                           -------     -------      ------  -------

GEOGRAPHIC INFORMATION
The following table sets out certain geographic information relative to the
Company:


                            Revenue (i)               Long-lived Assets (ii)
                  -------------------------------   ---------------------------
                      1998         1997      1996      1998      1997      1996
Canada            $ 10,735      $11,938   $ 2,034   $23,786   $20,079   $20,784
United States       76,498       57,965    60,777         -         -         -
Puerto Rico and
Barbados                 -            -         -    27,694     9,889    10,254
Other foreign
countries           25,603       12,476     3,619       514       775       969
                  --------      -------   -------   -------   -------   -------
                  $112,836      $82,379   $66,430   $51,994   $30,743   $32,007
                  ========      =======   =======   =======   =======   =======

(i)  Revenues are attributed to countries based on location of customer.
(ii) Consists of Capital and Other Assets, net.

INFORMATION ABOUT MAJOR CUSTOMERS

External customers accounting for 10% or more of the Company's revenues in 1998 are set out as follows:


                                    % of Total
                           Revenue    Revenues  Included in Reportable Segment
Forest Laboratories Inc.   $57,159          51  Pharmaceutical Sales
Teva Pharmaceutical         18,502          16  Pharmaceutical Sales (4% of
Industries                                      total revenues)
                                                Research and Development
                                                (12% of total revenues)

40 | BIOVAIL CORPORATION INTERNATIONAL

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain material respects from those applicable in the United States ("U.S. GAAP").
     Subsequent to the issuance of the financial statements of the Company for the year ended December 31, 1997, the Company's management determined that the compensation cost of certain compensatory stock option arrangements had not been identified as a difference between Canadian and U.S. GAAP. As a result, net income and earnings per share for the years ended December 31, 1997 and 1996, under U.S.
GAAP, have been restated from amounts previously reported to reflect this difference. The restatement had no effect on amounts previously reported for proforma net income or earnings per share for 1997 and 1996 under the methodology prescribed by SFAS No. 123, as described in note (f) below.
     The material differences as they apply to the Company's financial statements are as follows:

a) Reconciliation of net income under Cdn. and U.S. GAAP


                                         1998      1997      1996
Net income under Cdn. GAAP            $45,419   $35,241   $23,284
U.S. GAAP adjustments
Write-off of product launch
advertising costs (i)                    (426)        -         -
Collection of warrant subscription
receivable (ii)                        (1,179)     (750)        -
Compensation cost for employee stock
options (iii)                          (2,237)   (1,669)     (620)
                                      -------   -------   -------
Net income according to U.S. GAAP    $41,577   $32,822   $22,664
                                      -------   -------   -------
Earnings per share under U.S. GAAP
Basic                                 $  1.56   $  1.28   $  0.89
Fully diluted                         $  1.53   $  1.23   $  0.84
Weighted average number of common
Shares outstanding under U.S. GAAP
Basic                                  26,641    25,606    25,378
Fully diluted                          27,236    26,619    26,932

(i) For the purposes of reporting under U.S. GAAP, companies are required to write off certain product launch and advertising costs incurred during the year. This adjustment represents the portion of product launch and advertising costs deferred under Canadian GAAP required to be written off under U.S. GAAP.

(ii) See Note 19 (c)

(iii) For the purposes of reporting under U.S. GAAP, the Company accounts for compensation expense for certain employee stock option plans under the provisions of Accounting Principles Board Opinion 25. No such expense is required to be determined under Cdn. GAAP.

In accordance with Statement of Financial Accounting Standard ("SFAS") No. 128 "Earnings per Share", basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Fully diluted earnings per share reflect the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares. The computation of diluted earnings per share does not include stock options and warrants with dilutive potential that would have an antidilutive effect on earnings per share.


41 | BIOVAIL CORPORATION INTERNATIONAL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b) Comprehensive income
     Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting
Comprehensive Income"which established standards for the reporting of comprehensive income and its components:


Statement of comprehensive income (loss)          1998      1997      1996
Net income according to U.S. GAAP             $41,577   $32,822   $22,664
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment           (269)     (577)   (1,058)
Unrealized holding losses on long-term
investments (i)                                   (877)        -         -
                                               -------   -------   -------
Other comprehensive loss                        (1,146)     (577)   (1,058)
                                               -------   -------   -------
Comprehensive income under U.S. GAAP          $40,431   $32,245   $21,606
                                               =======   =======   =======

(i) Under U.S. GAAP, specifically SFAS No. 115 "Accounting for
Certain Investments in Debt and Equity Securities", the Company has classified certain of its long term investments as securities available-for-sale and accordingly, is required to include the change in net unrealized holding losses on these securities in other comprehensive income.


Accumulated other
comprehensive income balances
                                                    1998                                1997
                          ---------------------------------------  ---------------------------------
                              Foreign   Unrealized                      Foreign   Unrealized
                             Currency    Losses on                     Currency    Losses on
                          Translation  Investments           Total  Translation  Investments   Total
Balance, beginning
of year                      $  (960)       $   -       $    (960)        $(383)      $  -     $(383)
Current year change             (269)        (877)         (1,146)         (577)                (577)
                             -------        -----       ---------         -----       ----     -----
Balance, end of year         $(1,229)       $(877)      $  (2,106)        $(960)      $  -     $(960)
                             =======        =====       =========         =====       ====     =====

c) The components of shareholders'equity under U.S. GAAP are as follows:


                                                              1998      1997
Share capital                                              $19,428   $18,465
Warrants                                                     8,244     8,244
Warrant subscription receivable                             (6,315)   (7,494)
Retained earnings                                           26,111    54,914
Accumulated other comprehensive loss                        (2,106)     (960)
                                                           -------   -------
                                                           $45,362   $73,169
                                                           =======   =======

Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount has been recorded as a reduction in retained earnings.

d) Under U.S. GAAP, the following additional supplemental cash flow disclosure would be provided:


                                                          1998     1997   1996
Cash paid for:
Interest                                                $1,050   $  691  $ 608
Income taxes                                            $2,153   $1,736  $ 603

e) Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 109 -
"Accounting for Income Taxes":



42 | BIOVAIL CORPORATION INTERNATIONAL

     As at December 31, 1998, the Company has unused tax benefits of approximately $6,293,000 related to net operating loss and tax credit carry forwards, all of which relate to the Canadian operations. Under U.S. GAAP, a valuation allowance of an equivalent amount would be recognized to offset the related deferred tax asset due to the uncertainty of realizing the benefit of the loss and tax credit carry forwards.
     The net change in valuation allowance for the deferred tax asset was an increase of $3,736,000 and $2,982,000 in 1998 and 1996 respectively, and a decrease of $214,000 in 1997.

f) The Company accounts for compensation expense for certain members of its employee stock option plan under the provisions of Accounting Principles Board Opinion 25. Had compensation cost for the employee stock option plan been determined based upon fair value at the grant date for awards under this plan consistent with the methodology prescribed under SFAS no. 123 - "Accounting for Stock-based Compensation", the Company's net income and earnings per share would have been reduced by approximately $5,264,000, $2,053,000 and $2,525,000 or $0.20, $0.08 and $0.10 per share in the years 1998,
1997 and 1996, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996;dividend yield of 0%, expected volatility of 48%, risk-free interest rate of 5.5% and expected lives of an average of 4 years.

g) There were no impairment write-downs related to goodwill, product rights, or fixed assets required under U.S. GAAP.

h) New statements of Financial Accounting Standards
     In June, 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is likely to be effective for the fiscal quarters of the year ended December 31, 2001. The Company does not anticipate that the implementation of this statement will have a material impact on the consolidated financial statements.

20. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

21. SUBSEQUENT EVENTS

From January 1, 1999 to April 30, 1999, in accordance with the Company's stock repurchase program as described in Note 11, the Company has repurchased an additional 371,500 common shares at a cost of $14,933,000. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $14,701,000 has been charged to retained earnings.



43 | BIOVAIL CORPORATION INTERNATIONAL

SIX YEAR FINANCIAL SUMMARY


(Dollars in millions, except per share)           1998      1997      1996      1995      1994     1993
OPERATING RESULTS
REVENUE
Product sales                                   69,154    50,333    54,313      7,915     4,975        -
Research and development                        32,070    19,559     4,374      4,333     3,909    3,771
Royalty and licensing                           11,612    12,487     7,743      7,396     7,680    5,959
                                               -------    ------    ------     ------    ------   ------
TOTAL NET REVENUES                             112,836    82,379    66,430     19,644    16,564    9,730
EXPENSES
Cost of goods sold                              28,593    16,471    21,757      2,715     2,102        -
Research and development                        17,490    14,386    10,901      7,194     5,578    5,520
Selling, general and administrative             17,608    13,989    10,166      7,182     6,359    5,718
                                               -------    ------    ------     ------    ------   ------
TOTAL OPERATING EXPENSES                        63,691    44,846    42,824     17,091    14,039   11,238
                                               -------    ------    ------     ------    ------   ------
OPERATING INCOME                                49,145    37,533    23,606      2,553     2,525   (1,508)
NET INCOME (LOSS)                               45,419    35,241    23,284      5,870     9,461    3,927
EARNINGS PER SHARE                                1.70      1.38      0.92       0.23      0.43     0.28

FINANCIAL POSITION
Cash                                            78,279     8,275     4,526     24,323     2,819    2,825
Current assets                                 137,870    62,984    26,599     34,746     8,702    6,791
Capital assets (net)                            23,677    24,172    24,819     19,910    14,182   14,455
TOTAL ASSETS                                   199,919    93,739    58,606     60,867    25,630   23,265
Current liabilities                             22,546    15,321    16,993     34,050     8,155    4,467
Total debt                                     126,835     4,847     6,968     10,195    10,349   21,450
Shareholder's equity (deficit)                  50,677    75,458    36,943     14,592     7,693   (4,760)
Book capitalization                            177,512    80,305    43,911     24,787    18,402   16,690
                                               -------    ------    ------     ------    ------   ------

CHANGES IN FINANCIAL POSITION
Cash inflow (outflow) from operations           53,059     4,316    (5,622)    31,146     2,555   (2,089)
Purchases of fixed assets                       (3,744)   (2,664)   (6,692)    (2,642)   (1,173)    (249)
Purchase of product rights/royalty interests   (19,000)      (86)   (1,161)    (2,617)        -        -
Other investing activities                     (10,209)     (433)   (2,512)    (5,243)   (1,847)    (596)
Net share capital issued (repurchased)         (68,212)    4,464       197        702        62     (962)
Issuance of senior notes                       125,000
Other financing activities and exchange         (6,890)   (1,848)   (4,007)       158       469    4,629
                                               -------    ------    -------    ------    ------   ------
INCREASE (DECREASE) IN CASH                     70,004     3,749   (19,797)    21,504        66      733
                                               =======    ======    =======    ======    ======   ======

OTHER
Depreciation and amortization                    4,957     3,157      1,967     1,238       810      681
EBITDA                                          54,103    40,690     25,573     3,791     3,335     (827)
EBITDA per share                                  2.03      1.59       1.01      0.15      0.18    (0.07)
Weighted average shares outstanding             26,641    25,606     25,378    24,993    18,711   12,594
Number of employees at year end                    489       377        315       250       207      163

44 | BIOVAIL CORPORATION INTERNATIONAL

BOARD OF DIRECTORS


Eugene N. Melnyk                       Rolf K. Reininghaus
Chairman of the Board                  Senior Vice President
Biovail Corporation International      Biovail Corporation International
                                       President
Bruce D. Brydon                        Crystaal Division of Biovail Corporation
Chief Executive Officer                International
Biovail Corporation International
                                       Wilfred Bristow
Robert A. Podruzny                     Senior Vice President
President and Chief Operating Officer  Nesbitt Burns Inc.
Biovail Corporation International
                                       Roger Rowan
Kenneth C. Cancellara, Q. C.           President and Chief Operating Officer
Senior Vice President                  Watt Charmichael Inc.
General Counsel and Secretary
Biovail Corporation International      Robert Vujea
                                       President
                                       R&D Chemical Corporation

OFFICERS


Eugene N. Melnyk                          Robert A. Podruzny
Chairman of the Board                     President and Chief Operating Officer

Bruce D. Brydon                           Rolf K. Reininghaus
Chief Executive Officer                   Senior Vice President
                                          President, Crystaal Division
Kenneth C. Cancellara, Q. C.
Senior Vice President and                 Kenneth G. Howling
General Counsel                           Vice President and Chief Financial Officer

Dr. Kenneth S. Albert                     John R. Miszuk
Vice President, Research and Development  Vice President and Controller
and Chief Scientific Officer
                                          Patrick Dwyer
Marc Canton                               Vice President, Manufacturing
Vice President and General Manager
Contract Research Division

45 | BIOVAIL CORPORATION INTERNATIONAL

SHAREHOLDER INFORMATION


Head office                                     Stock Exchange Listings
Biovail Corporation International               Toronto Stock Exchange
2488 Dunwin Drive                               New York Stock Exchange
Mississauga, Ontario
Canada L5L 1J9                                  Stock Symbol
                                                BVF
Manufacturing facilities
Steinbach, Manitoba                             Shares outstanding at December 31, 1998
Carolina, Puerto Rico                           24,861,000

Research and development facilities             How to Reach Us for More Information
Steinbach, Manitoba                             For additional copies of this report, the annual
Toronto, Ontario                                report on form 20-F as filed with the United
                                                States Securities and Exchange Commission,
Crystaal Corporation                            for quarterly reports or for further information,
2480 Dunwin Drive                               please contact Investor Relations.
Mississauga, Ontario
Canada L5L 1J9                                  By mail:
                                                Biovail Corporation International
Auditors                                        2488 Dunwin Drive
Deloitte & Touche LLP                           Mississauga, Ontario
Chartered Accountants                           Canada L5L 1J9
Toronto, Canada
                                                By phone:
Legal Counsel                                   (416) 285-6000
Cassels, Brock & Blackwell
Toronto, Ontario                                By fax:
                                                (416) 285-6499
Cahill, Gordon, Reindel
New York, New York                              By e-mail:
                                                ir@biovail. com
The Annual Meeting of Shareholders
The annual meeting of shareholders will be      The following words and logos are
held at 10:00 a. m. Thursday, July 22, 1999     trademarks of the company and may be
at the Royal York Hotel, Territories Room,      registered in Canada, the United States and
100 Front Street, Toronto, Ontario.             certain other jurisdictions:Biovail, Tiazac(R),
                                                Viazem and Crystaal.

48 | BIOVAIL CORPORATION INTERNATIONAL

COMMON SHARE PERFORMANCE


                                    [GRAPH]


Monthly closing stock prices (from March 1994) as quoted on the New York Stock Exchange and the American Stock Exchange (taking into effect the three for one stock split completed January 1, 1996).

SELECTED QUARTERLY DATA
(U. S. $ in thousands except per share amounts and stock prices)


                                          Net          Stock Price*  Stock Price*
                  Revenue    EBITDA    Income     EPS          High           Low
1998
First Quarter    $ 21,889   $ 9,571   $ 7,848   $0.29        $48.94        $33.50
Second Quarter     25,256    11,324     9,544    0.36         46.50         30.31
Third Quarter      26,990    15,118    13,204    0.49         34.75         24.25
Fourth Quarter     36,702    18,090    14,823    0.56         37.81         21.75
                 --------   -------   -------   -----
Total Year       $112,837   $54,103   $45,419   $1.70
1997
First Quarter    $ 16,392   $ 6,562   $ 5,550   $0.22        $29.88        $21.25
Second Quarter     18,450     8,246     7,078    0.28         32.63         20.88
Third Quarter      21,232    10,799     9,409    0.37         30.13         25.44
Fourth Quarter     26,305    15,082    13,204    0.51         39.06         26.63
                 --------   -------   -------   -----
Total Year       $ 82,379   $40,689   $35,241   $1.38

*The stock price reflects the high and low for the Company's common shares on the New York Stock Exchange

                                    BIOVAIL

                           CORPORATION INTERNATIONAL






2488 Dunwin Drive, Mississauga, Ontario, Canada L5J 1J9 Tel 416-285-6000 Fax 416-285-6499